UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38259

ABLYNX NV

(Exact name of registrant as specified in its charter)

Technologiepark 21

9052 Ghent/Zwijnaarde, Belgium

+32 9 262 00 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, no nominal value

American Depositary Shares, each representing one Ordinary Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares, no nominal value: 1

American Depositary Shares, each representing one Ordinary Share: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Ablynx NV has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

ABLYNX NV

Date: June 25, 2018	By:	/s/ Jérôme Contamine
Name: Jérôme Contamine Title: Director

Date: June 25, 2018	By:	/s/ Edwin Moses
Name: Edwin Moses Title: Director